News Release

Sustainable Growth

HARVEST OPERATIONS ANNOUNCES FOURTH QUARTER AND FULL YEAR 2010 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta – February 28, 2011 – Harvest Operations Corp. (“Harvest”) (TSX: HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) today announces the release of its fourth quarter and year ended December 31, 2010 financial and operating results. The audited financial statements and management discussion and analysis pertaining to the year ended December 31, 2010 are filed on SEDAR at www.sedar.com and are available on Harvest’s website at www.harvestenergy.ca on the ‘Investor Information – Financial and Public Documents’ page. All figures reported herein are in Canadian dollars unless otherwise stated.

2010 Highlights:

  Cash flow from operating activities for the year ended December 31, 2010 totaled $430.3 million;
  Upstream operations contributed $532.4 million of cash, with production volumes that averaged 49,397 boepd;
  Downstream operations contributed an average gross margin of US$5.13/bbl on throughput of 86,142 bbl/d;
  Refinanced long-term debt by issuing US$500 million 6 7/8% senior notes due in 2017, which allowed for the early redemption of the existing 7 7/8% senior notes that were due in 2012;
  Acquired the BlackGold Oil Sands Project from Korea National Oil Corporation in exchange for $374 million of Harvest equity. This acquisition enhances Harvest’s asset base with an additional 94 mmboe of proved reserves and 165 mmboe of probable reserves. Phase 1 of the project is targeted to produce 10,000 bbl/d. First production is expected in 2013;
  Upstream capital spending of $404 million was focused on drilling 171 gross wells, maintaining our enhanced oil recovery efforts and developing our oil sand assets;
  Acquired $176.3 million of upstream properties, including a package of petroleum and natural gas assets purchased together with the remaining 40% interest in Red Earth Partnership for $161.3 million; and
  Capital expenditures for our downstream operations totaled $71.2 million which focused on our debottlenecking projects and other attractive capital investment opportunities.

Fourth Quarter Highlights:

  Cash flows from operating activities in the fourth quarter amounted to $132 million, which represented a 35% increase from the previous quarter;
  Upstream capital spending in the fourth quarter increased to $130.4 million, from $86.6 million in the previous quarter, as a result of an active winter drilling season during which 51 wells (gross) were drilled, primarily in the Red Earth Slave Point resource play and the Rimbey/Markerville area;
  Refinery throughput in the fourth quarter increased to an average of 111,317 bbl/d from 96,514 bbl/d in the third quarter; and
  Fourth quarter refining margins of US$6.13/bbl exceeded the previous quarter’s average by US$3.11/bbl.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 6	February 28, 2011

SELECTED INFORMATION

The table below provides a summary of our financial and operating results for the three months and year ended December 31, 2010.

	December 31, 2010
	Three Months Ended	Year Ended
FINANCIAL (thousands of Canadian dollars)
Revenue, net (1)	1,255,785	3,802,178
Cash from operating activities	132,074	430,254
Net loss(2)	(1,446)	(44,561)

Bank debt	11,379	11,379
6 7/8 % senior notes	482,389	482,389
Convertible debentures	745,257	745,257
Total financial debt	1,239,025	1,239,025

Total assets	5,367,227	5,367,227

UPSTREAM OPERATIONS
Daily sales volumes (boe/day)	50,054	49,397
Average realized price
Oil and NGLs ($/bbl)	$68.67	$67.34
Gas ($/mcf)	$3.81	$4.21
Operating netback ($/boe)	$32.07	$32.02

Capital asset additions (excluding acquisitions)	147,904	404,015
Property and business acquisitions (dispositions), net	(481)	176,261
Abandonment and reclamation expenditures	6,444	20,257
Net wells drilled	41.6	141.4
Net undeveloped land acquired (acres)	104,081	175,436

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	111,317	86,142
Average refining margin (US$/bbl)	6.13	5.13

Capital asset additions	32,591	71,234

(1)	Revenues are net of royalties.
(2)

Net loss includes a future income tax recovery of $2.3 million and $39.9 million for the three months and year ended December 31, 2010 respectively and net unrealized gains from risk management activities of $1.1 million and $2.4 million for the three months and year ended December 31, 2010

PRESIDENT’S MESSAGE

This past year was a positive one for the broader global economy and a transformational one for Harvest. What started out as a period of great uncertainty, gradually gave way to the strengthening global economic outlook that we are faced with today. As the world’s economic recovery continues to take hold, Harvest remains well situated to capitalize on these improving conditions. With oil prices rebounding to the US$90/bbl mark, our predominantly oil-weighted asset base positions us well for increased revenues and returns.

The changes at Harvest over the past year were significant, as we positioned ourselves with a new strategy of growth. Following the purchase of our equity by Korea National Oil Corporation (KNOC) in late 2009, our balance sheet has been strengthened thereby enabling us to leverage our operating platform and highly capable workforce. This has facilitated a renewed focus on capturing the unexploited potential of our existing asset base, while simultaneously enabling us to explore growth opportunities via organic investment or acquisition. With the financial backing of KNOC and the strong technical capabilities of our employees, we continue to focus on assets that present attractive cash flow characteristics in the short and long-term.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 3 of 6	February 28, 2011

Reserves

At December 31, 2010, Harvest’s proved plus probable reserves were 461.3 mmboe compared to 199.5 mmboe at December 31, 2009. Based on our average 2010 production, Harvest now has a reserve life of 25.6 years.

	December 31, 2010		December 31, 2009
Reserves (mmboe)	Gross	Net	Gross	Net
Oil & Gas Excluding BlackGold
Proved Reserves	144.4	126.4	140.3	122.5
Probable Reserves	57.7	49.3	59.2	50.3
Total proved plus probable reserves excluding BlackGold	202.1	175.7	199.5	172.8
BlackGold oil sands
Proved Reserves	93.6	77.1	-	-
Probable Reserves	165.6	130.7	-	-
Total proved plus probable reserves BlackGold	259.2	207.8	-	-
Total proved plus probable reserves	461.3	383.5	199.5	172.8

Upstream

2010 was an eventful year from the perspective of our upstream business. Our liquids-weighted asset base has significant potential at current oil prices, but has been held back in recent years due to restricted capital investment. Our improved financial situation and renewed focus on economically attractive growth have allowed us to increase investment into this area of our business.

During 2010, we spent $382 million on organic investment projects that not only supported our production in 2010, but more importantly, also positioned the business for future growth. In keeping with this, 2010’s drilling activity totaled 171 gross wells with a 99% success rate. These operations were focused on initiating more extensive development of our substantial resource play assets, including the promising new Red Earth Slave Point resource play where we drilled 36 gross wells. Of these, 24 were horizontal wells with multi-stage fracture completions targeting our Slave Point light oil resource play. We were also busy drilling 29 wells in the Lloydminster heavy oil area, 10 wells in the West Central Alberta Cardium oil play, 13 wells in the Kindersley Viking play, and 5 wells in the liquids-rich natural gas plays in Western Alberta. All of these areas have allowed for attractive rates-of-return at current commodity prices.

While we have already ramped up drilling in our liquids-weighted asset base, substantial exploitable opportunity still remains. As such, we plan to increase our drilling in the above-mentioned resource plays by approximately 10% in 2011. By utilizing technologies such as horizontal drilling, aggressive stimulation, advanced pumping technology, and enhanced oil recovery (EOR), we see ourselves accelerating the capture of the potential these assets have to offer.

While pursuing the organic development of our asset base has remained a priority, we have also looked to expand our assets through acquisition. Net producing asset acquisitions during 2010 amounted to $176 million, which provided 3,000 boe/d of production, as well as significant future potential in the 88,000 net acres of undeveloped land acquired with the assets. We were also actively bidding on land sales, purchasing 87,000 net acres of new, undeveloped property that provides opportunity for further investment in the years ahead.

While continuing to develop the conventional and unconventional potential of our upstream assets, we saw the opportunity to aggressively move into the oil sands resource base with the acquisition of the BlackGold oil sands project from KNOC. The acquisition of this project complements Harvest’s current holding of approximately 57,000 acres of undeveloped oil sands mineral rights. The BlackGold project enhances Harvest’s asset base with an additional 94 mmboe of proved reserves and 165 mmboe of probable reserves, bringing our total proved plus probable asset base to 461 mmboe.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 4 of 6	February 28, 2011

As the development and construction of the BlackGold project had already been sanctioned at the time of acquisition, Harvest was able to play a complementary role by bolstering the team’s experience with our own technological expertise, thereby improving timelines and execution of the project. Phase 1 of the project is anticipated to produce 10,000 bpd with the first oil expected in 2013. Phase 2 of the project, which is awaiting regulatory approval and project sanction, is targeted to increase production to 30,000 bpd.

Our focus on attractive acquisition opportunities also led to our recently announced acquisition of producing and undeveloped assets from Hunt Oil Company of Canada (Hunt) for a purchase price of $525 million. The Hunt assets had production of approximately 11,720 boe/d in the third quarter of 2010 and proved plus probable reserves of 52.9 mmboe as at April 1, 2010 as determined by an independent Canadian evaluator. The acquisition received approval from Investment Canada on January 31, 2011. Although closing has been delayed from our original expectations, the acquisition is now expected to close February 28, 2011. The Hunt assets in West Central Alberta include interests in a third-party operated gas plant that is currently experiencing an outage, which has resulted in reduced production in certain oil and gas properties. Hunt has agreed to reimburse Harvest for costs associated with restoring production as well as any lost production between October 1, 2010 and the earlier of the date when production is resumed or October 31, 2011. It is our expectation that production will be restored within the first quarter of 2011. The acquisition of the Hunt assets will also provide Harvest an additional 377,000 net acres of undeveloped land, bringing our total undeveloped land holdings to approximately 900,000 acres. KNOC has provided $505 million of equity to fund the acquisition subsequent to December 31, 2010. This acquisition is indicative of both our strong financial backing as well as our committed focus on opportunistic growth.

Downstream

Harvest’s downstream refining and marketing segment, North Atlantic Refining (North Atlantic), complements our upstream crude oil business and provides a natural hedge for our crude oil quality discounts. North Atlantic is located on Canada’s east coast, which allows for easy access to the large refined product markets of the Canadian and U.S. eastern seaboard, Europe, and South America. North Atlantic sources its medium sour crude oil supplies from the Middle East, Russia, and South America.

Refined production mix for 2010 was weighted 37% towards distillates, 32% towards gasoline, and 31% towards heavy fuel oil, VGO and other products. While refining margins were poor in 2010, they have been improving as of late. 2010’s fourth quarter margins improved from the previous quarter by US$3.11/bbl, a trend that we expect to continue as global demand for transportation fuels continues to rebound.

North Atlantic’s reported throughput for 2010 was 86,142 bbl/d. This total was impacted by low refinery margins which resulted in the decision to operate at somewhat lower throughput to maximize margins, as well as a small fire that occurred during the first quarter. The fourth quarter daily throughput increased by 43% to 111,317 bbl/d when compared to the average from the first three quarters of the year.

Also of note to our 2010 downstream operations, has been the continued progression of our debottlenecking suite of projects. These projects are intended to raise the refinery’s capacity to 130,000 bbl/d, provide enhanced yields, and reduce expenses. During 2011, we expected to continue with certain high return projects and the full project is now schedule to be completed in 2013.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 5 of 6	February 28, 2011

Environment, Health and Safety

Harvest is a recognized leader in business and operations activities. We have consistently maintained a disciplined approach in environment, health and safety issues and remain committed to operating in a socially responsible manner. Protecting our people, our partners, our stakeholders and the environment are key elements of our business. We are active throughout the organization and never forget that safe and environmentally friendly business practices are critical to our social license to operate.

In our upstream segment, we are participants in the Canadian Association of Petroleum Producers’ Responsible Canadian Energy program. We are one of few companies to have shown the commitment to continuously report at the highest reporting level. In the downstream segment, we have set new internal safety records for time worked without lost time accidents, achieved industry leading recordable injury frequency rates, and have been recognized for this and other achievements by regulatory authorities.

Harvest continues efforts to reduce greenhouse gas and other emissions in all parts of our business. Our business units conduct emergency response training on a regular basis in all of our operating fields to ensure a high level of response capability when placed in challenging situations. We also perform safety and environmental audits of our operating facilities. We work diligently to manage our liabilities through the controlled abandonment and reclamation of facilities, wells and leases. Harvest has consistently supported the communities we operate in by sponsoring and donating to local initiatives. In all aspects of our business, we are committed to minimizing our environmental footprint, acting as a good and responsible corporate citizen, and conducting our affairs in an environmentally and socially responsible manner.

Corporate

Over the course of 2010, we made substantial improvement to our balance sheet position. A series of equity capital injections provided the opportunity to reduce debt while increasing the size of the company.

We also refinanced our long-term debt in late 2010. A newly issued US$500 million 6 7/8% senior notes due 2017 was met with significant interest and closed in October 2010. This issuance allowed us to redeem early the remaining principal amount of 7 7/8% senior notes that were due in 2012 and position ourselves with access to the debt capital markets that we will use to fund growth in combination with appropriate equity injections.

Late in 2010 we expanded the capability of our Board of Directors by adding four new directors to replace two who resigned. Joining the Board were Brant Sangster, Kang-hyun Shin, Kyungluck Sohn, and Myunghuhn Yi. We are pleased to welcome them to the Board and look forward to their contribution in the years ahead. Meanwhile, Hong-Geun Im and Dennis Balderston resigned from the Board. Mr. Im will continue to support KNOC in other capacities. We thank both gentlemen for their contribution over the past year and wish them success in the future.

Conference Call

Harvest will be hosting a conference call to discuss our fourth quarter 2010 results at 9:00 a.m. Mountain time (11:00 a.m. Eastern time) on March 3, 2011. Callers may dial 1-877-440-9795 (international callers or Toronto local dial 416-340-8530 a few minutes prior to start and request the Harvest conference call). The call will also be available for replay by dialing 1-800-408-3053 (international callers or Toronto local dial 905-694-9451) and entering passcode 4254510

Corporate Profile

Harvest, a wholly-owned subsidiary of KNOC, is a significant operator in Canada’s energy industry with an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments. Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business. Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 6 of 6	February 28, 2011

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources. KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

Advisory

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices, interest rates and currency exchange rates; realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, statements made throughout with reference to production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, administrative costs, price risk management activities, acquisitions and dispositions, capital spending, reserve estimates, access to credit facilities, income taxes, cash from operating activities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:
John Zahary, President & CEO
Jeremy Dietz, Investor Relations

Corporate Head Office:

Harvest Operation Corp.
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4
Phone: (403) 265-1178
Toll Free Investor Mailbox: (866) 666-1178
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca